                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                                (Amendment No. )

                          ACCESS PHARMACEUTICALS, INC.
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $0.01
                         (Title of Class of Securities)

                                   00431M 20 9

                                 (CUSIP Number)

                               Steven H. Rouhandeh
                            SCO Capital Partners LLC
                     1285 Avenue of the Americas, 35th Floor
                            New York, New York 10019
                                 (212) 554-4158
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 16, 2006
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

  CUSIP NO. 00431M 20 9                13D                  PAGE 2 OF 10 PAGES
--------------------------------------------------------------------------------
  1.    NAMES OF REPORTING PERSONS
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        SCO Capital Partners LLC
--------------------------------------------------------------------------------
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
  3.    SEC USE ONLY

--------------------------------------------------------------------------------
  4.    SOURCE OF FUNDS*

        OO
--------------------------------------------------------------------------------
  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)                                              [_]

--------------------------------------------------------------------------------
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                 7.   SOLE VOTING POWER                   33,181,817

   NUMBER OF   -----------------------------------------------------------------
    SHARES       8.   SHARED VOTING POWER                 0
 BENEFICIALLY
   OWNED BY    -----------------------------------------------------------------
     EACH        9.   SOLE DISPOSITIVE POWER              33,181,817
   REPORTING
  PERSON WITH  -----------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER            0

--------------------------------------------------------------------------------
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        33,181,817
--------------------------------------------------------------------------------
  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                   [_]

--------------------------------------------------------------------------------
  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        65.3%
--------------------------------------------------------------------------------
  14.   TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                        2

  CUSIP NO. 00431M 20 9                13D                  PAGE 3 OF 10 PAGES
--------------------------------------------------------------------------------
  1.    NAMES OF REPORTING PERSONS
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Beach Capital LLC
--------------------------------------------------------------------------------
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
  3.    SEC USE ONLY

--------------------------------------------------------------------------------
  4.    SOURCE OF FUNDS*

        OO
--------------------------------------------------------------------------------
  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)                                              [_]

--------------------------------------------------------------------------------
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

        New York
--------------------------------------------------------------------------------
                 7.   SOLE VOTING POWER                   3,977,272

   NUMBER OF   -----------------------------------------------------------------
    SHARES       8.   SHARED VOTING POWER                 0
 BENEFICIALLY
   OWNED BY    -----------------------------------------------------------------
     EACH        9.   SOLE DISPOSITIVE POWER              3,977,272
   REPORTING
  PERSON WITH  -----------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER            0

--------------------------------------------------------------------------------
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,977,272
--------------------------------------------------------------------------------
  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                   [_]

--------------------------------------------------------------------------------
  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        18.4%
--------------------------------------------------------------------------------
  14.   TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                        3

  CUSIP NO. 00431M 20 9                13D                  PAGE 4 OF 10 PAGES
--------------------------------------------------------------------------------
  1.    NAMES OF REPORTING PERSONS
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        SCO Securities LLC
--------------------------------------------------------------------------------
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
  3.    SEC USE ONLY

--------------------------------------------------------------------------------
  4.    SOURCE OF FUNDS*

        OO
--------------------------------------------------------------------------------
  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)                                              [_]

--------------------------------------------------------------------------------
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                 7.   SOLE VOTING POWER                   0

   NUMBER OF   -----------------------------------------------------------------
    SHARES       8.   SHARED VOTING POWER                 0
 BENEFICIALLY
   OWNED BY    -----------------------------------------------------------------
     EACH        9.   SOLE DISPOSITIVE POWER              0
   REPORTING
  PERSON WITH  -----------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER            0

--------------------------------------------------------------------------------
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0
--------------------------------------------------------------------------------
  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                   [_]

--------------------------------------------------------------------------------
  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0%
--------------------------------------------------------------------------------
  14.   TYPE OF REPORTING PERSON*

        BD
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                        4

  CUSIP NO. 00431M 20 9                13D                  PAGE 5 OF 10 PAGES
--------------------------------------------------------------------------------
   1.   NAMES OF REPORTING PERSONS
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Steven H. Rouhandeh
--------------------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
   3.   SEC USE ONLY

--------------------------------------------------------------------------------
   4.   SOURCE OF FUNDS*

        OO
--------------------------------------------------------------------------------
   5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)                                              [_]

--------------------------------------------------------------------------------
   6.   CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                 7.   SOLE VOTING POWER                   37,159,089

   NUMBER OF   -----------------------------------------------------------------
    SHARES       8.   SHARED VOTING POWER                 0
 BENEFICIALLY
   OWNED BY    -----------------------------------------------------------------
     EACH        9.   SOLE DISPOSITIVE POWER              37,159,089
   REPORTING
  PERSON WITH  -----------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER            0

--------------------------------------------------------------------------------
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        37,159,089
--------------------------------------------------------------------------------
  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                   [_]

--------------------------------------------------------------------------------
  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        67.8%
--------------------------------------------------------------------------------
  14.   TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                        5

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D ("Schedule 13D") is being filed with respect to the common stock, par value $.01 per share (the "Common Stock") of Access Pharmaceuticals,
Inc., a Delaware corporation ("Access" or the "Company"). The principal executive offices of the Company are located at 2600 Stemmons Freeway, Suite
176, Dallas, Texas 75207. The share amounts set forth in this Schedule 13D are prior to, and do not reflect, the pending 1 for 5 reverse split of the Company's
Common Stock.

This Schedule 13D is being filed pursuant to Section 13(d) of the Securities
Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act").

ITEM 2. IDENTITY AND BACKGROUND.

(a)     This Schedule 13D is filed by (i) Steven H. Rouhandeh ("Mr. Rouhandeh"),
(ii) SCO Capital Partners LLC, a limited liability company organized under the laws of the State of Delaware ("SCO"), (iii) Beach Capital, LLC, a limited liability company organized under the laws of the State of New York ("Beach"), and (iv) SCO Securities LLC, a limited liability company organized under the laws of the State of Delaware ("SCO Securities"). Mr. Rouhandeh, SCO, Beach and
SCO Securities are collectively referred to herein as the "Reporting Persons."

(b)     The Reporting Persons' business address is 1285 Avenue of the Americas,
35th Floor, New York, New York 10019.

(c)     The principal business of Mr. Rouhandeh is to serve as the Chairman and sole member of SCO, managing member of Beach and sole member of the entity that serves as sole member of SCO Securities. The principal business of each of SCO and Beach is to invest in biotechnology companies. The principal business of SCO
Securities is to provide certain broker-dealer services to biotechnology companies.

(d)     During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or
State securities laws or finding any violation with respect to such laws.

(f)     Mr. Rouhandeh is a United States citizen. SCO and SCO Securities are each a limited liability company organized under the laws of the State of
Delaware. Beach is a limited liability company organized under the laws of the
State of New York.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On February 16, 2006 upon closing of a private placement financing pursuant to which SCO Securities acted as placement agent (the "Private Placement"), Access issued to SCO $4,000,000 principal amount of its 7.5% Secured Convertible
Promissory Notes due March 31, 2007 ("Convertible Notes") and warrants to purchase an aggregate of 13,636,364 shares of Common Stock at an exercise price of $0.264 per share, for aggregate consideration paid in cash by SCO to the
Company of $4,000,000. The warrants expire six years from the date of issuance.
The issuance of the Convertible Notes and warrants was

                                        6

exempt from registration under Regulation D promulgated under the Securities Act or Section 4(2) of the Securities Act. The source of funds for the purchased securities was internal capital of SCO.

In addition, SCO Securities allocated to SCO a warrant to purchase 1,363,635 shares of Common Stock at an exercise price of $0.264 per share to which SCO
Securities was entitled as consideration for services rendered as placement agent in the Private Placement. The terms of such warrant are the same as the terms of the warrants issued to the other purchasers in the Private Placement.
The warrants expire six years from the date of issuance. The issuance of these warrants was exempt from registration under Regulation D promulgated under the
Securities Act or Section 4(2) of the Securities Act. No cash consideration was paid by SCO or SCO Securities to the Company in connection with the issuance of these warrants.

On February 16, 2006 upon closing of the Private Placement, Access issued to
Beach $500,000 principal amount of its Convertible Notes and warrants to purchase an aggregate of 1,704,545 shares of Common Stock at an exercise price of $0.264 per share, for aggregate consideration paid in cash by Beach to the
Company of $500,000. The warrants expire six years from the date of issuance.
The issuance of the Convertible Notes and warrants was exempt from registration under Regulation D promulgated under the Securities Act or Section 4(2) of the
Securities Act. The source of funds for the purchased securities was internal capital of Beach.

ITEM 4. PURPOSE OF TRANSACTION.

Each of the Reporting Persons purchased their Convertible Notes and warrants to purchase Common Stock for investment purposes. Each of the Reporting Persons may acquire additional shares of Common Stock from time to time, in open market purchases, negotiated transactions or otherwise, and may sell any or all of such shares of Common Stock at any time.

Pursuant to the Convertible Note and Warrant Purchase Agreement, dated February
16, 2006, among the Company and each of the other parties described therein (the
"Purchase Agreement"), the Company agreed to use its best efforts to obtain stockholder approval for and to effect a 1 for 5 reverse stock split with respect to its Common Stock as soon as promptly as practicable. All of the share numbers and warrant exercise prices reported in this Schedule 13D are prior to, and do not reflect the effectiveness of the 1 for 5 reverse stock split.

For as long as the Promissory Notes remain outstanding, (a) SCO shall have the right, from time to time, to designate two individuals, in the sole discretion of SCO, to serve as directors of the Company (the "SCO Director Designees"), (b)
the Company shall use its best efforts at all times to cause the number of directors to be fixed at a sufficient number such that at least two positions shall be available for the SCO Director Designees (the "SCO Board Seats"), (c)
the Company shall use its best efforts to cause the SCO Director Designees to be nominated and elected for service as directors of the Company at each meeting of the Company's shareholders held for the purpose of electing directors and (d) if at any time, or from time to time, one or more of the SCO Board Seats is or becomes vacant for any reason prior to the next annual meeting of shareholders, the Company shall use its best efforts to cause such vacancy to be filled with an SCO Director Designee.

Other than as set forth in the preceding paragraphs of this Item 4, each of the
Reporting Persons does not have any plans or proposals which relate to or would result in any of the matters enumerated in clauses (a) through (j), inclusive, of Item 4 of Schedule 13D, namely: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the
Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its

                                        7

subsidiaries; (c) a sale or transfer of a material amount of assets of the
Company or any of its subsidiaries; (d) any change in the present Board of
Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the
Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the
Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4)
of the Exchange Act; or (j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)     As of the date hereof, (i) SCO owns $4,000,000 principal amount of the
Convertible Notes, which is currently convertible into 18,181,818 shares of
Common Stock, and warrants to purchase an aggregate of 14,999,999 shares of
Common Stock, (ii) Beach owns $500,000 principal amount of the Convertible
Notes, which is currently convertible into 2,272,727 shares of Common Stock, and warrants to purchase an aggregate of 1,704,545 shares of Common Stock and (iii)
SCO Securities owns no warrants to purchase Common Stock. These securities in the aggregate represent beneficial ownership of 67.8% of the outstanding Common
Stock of Access as of September 30, 2005 (as set forth in its report on Form
10Q/A filed on January 23, 2006). In his capacity as Chairman and sole member of
SCO and in his capacity as sole managing member of Beach, Mr. Rouhandeh may be deemed to beneficially own the 20,454,545 shares of Common Stock issuable upon conversion of Convertible Notes and warrants to purchase 16,704,544 shares of
Common Stock owned directly by SCO and Beach. Each of SCO and Beach have provided the Company with notice that it does not choose to be governed by the ownership limitations provided in Section 8(g) of the Convertible Notes and
Section 2.4 of the warrants issued in the Private Placement.

(b)     Mr. Rouhandeh, in his capacity as Chairman and sole member of SCO and in his capacity as sole managing member of Beach, has the sole power to direct the vote and disposition of the 20,454,545 shares of Common Stock beneficially owned by SCO and Beach upon conversion of Convertible Notes and, upon exercise of warrants, Mr. Rouhandeh has the sole power to direct the vote and disposition of an additional 16,704,544 shares of Common Stock underlying warrants owned by SCO and Beach.

(c)     Reference is made to the Reporting Persons' responses to Items 3 and 4.

(d)     Not applicable.

(e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER.

Reference is made to the Reporting Persons' responses to Items 3, 4 and 7.

                                        8

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A -Convertible Note and Warrant Purchase Agreement dated February 16,
2006

Exhibit B -Form of 7.5% Secured Convertible Promissory Note

Exhibit C -Form of Common Stock Purchase Warrant

Exhibit D -Investor Rights Agreement dated February 16, 2006

Exhibit E -Security Agreement dated February 16, 2006

                                        9

                                   SIGNATURES

      After reasonable inquiry and to the best of each of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2006

                           SCO CAPITAL PARTNERS LLC

                           By:     /s/ Steven H. Rouhandeh
                               -------------------------------------------
                           Name: Steven H. Rouhandeh
                           Title: Chairman

                           SCO SECURITIES LLC

                           By:     /s/ Jeffrey B. Davis
                               -------------------------------------------
                           Name: Jeffrey B. Davis
                           Title: President

                           BEACH CAPITAL, LLC

                           By:     /s/ Steven H. Rouhandeh
                               -------------------------------------------
                           Name: Steven H. Rouhandeh
                           Title: Managing Member

                                   /s/ Steven H. Rouhandeh
                           -----------------------------------------------
                               Steven H. Rouhandeh

                                       10